

東方有色集團有限公司
ONFEM HOLDINGS LIMITED



03022679

6th June, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 1 3 2003
WASH. D.C.
155
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 5th June, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

SEC File No. 82-3734

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, make loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



ONFEM HOLD

(Incorporated in Bermu

Financial adviser to O

CENTURION CORPOR

ANNOUN

Each of CCW and CEC has sent a letter to each of its unsecured creditors on 17 April 2003 containing the respect of CEC obtained the approval from the requisite majority of its unsecured creditors but the debt re creditors. Negotiations with those unsecured creditors who did not assent to the CCW's restructuring propo restructuring proposal resulted in an overall approval of 96.3% in value from the unsecured creditors vs. the creditors to accept the same terms and conditions as set out in CCW's restructuring proposal so that such 98%

Apart from the approval by unsecured creditors, both CCW and CEC's restructuring proposals are also subj Board and the board of CCW and CEC respectively, both debt restructuring proposals will still fail, notwith appropriate.

Since the debt restructuring proposals may or may not proceed, shareholders and potential investors ar

Further to the announcement dated 14 February 2003 in relation to the winding-up petitions presented by certain unsecured trade creditors against CCW and CEC, the Company has been in negotiation with the Creditors for settlement of the Relevant Indebtedness as well as any and all other claims that the Creditors have or may have against each of CCW and CEC.

On 17 April 2003, each of CCW and CEC has sent to each of their respective Creditors a letter ("**Proposal Letter**") setting out the terms and conditions of the Debt Restructuring Proposals. The CCW Proposal and the CEC Proposal are inter-conditional and on essentially the same terms and conditions as stated below.

DEBT RESTRUCTURING PROPOSALS

Under the Debt Restructuring Proposals:

(1) the Company shall make available to each of CCW and CEC advances (upon such terms and conditions as the Company considers appropriate) up to the aggregate of the Settlement Sum and full settlement amount for the claims of the employees of each of CCW and CEC not later than 30 days after completion of the Debt Restructuring Proposals;

(2) each of the Approving Creditors will receive an amount equivalent to approximately 30% (under the CCW Proposal) or 80% (under the CEC Proposal) of the part of the Relevant Indebtedness that relates to the respective Approving Creditor's claim in full and final settlement of all his/her/its part of the Relevant Indebtedness and any and all other claims he/she/it has or may have against CCW and CEC respectively;

(3) completion of the CCW Proposal and the CEC Proposal are inter-conditional and are subject to the fulfillment of the following conditions precedent on or before 31 August 2003 (or such later date as may be agreed in writing between the Company, CCW or CEC (as the case may be) and the Approving Creditors) unless being waived by the Company and CCW or CEC (as the case may be) jointly:

(i) each of the CCW Proposal and the CEC Proposal having been agreed and accepted by Creditors holding not less than 98% in value of the Relevant Indebtedness in respect of each of CCW and CEC;

(ii) each of the relevant Creditors who has presented a winding-up petition against CCW or CEC (as the case may be) to apply to the Court to have the winding-up petition dismissed with no order as to costs save for those incurred by the Official Receiver which shall be deducted from the relevant petitioner's deposit;

(iii) the Court granting the respective order(s) dismissing all the winding-up petitions presented by and legal proceedings instituted by the relevant Creditors against member companies of the CCW Group and the CEC Group;

(iv) if applicable, the various agreements and transactions contemplated by the Debt Restructuring Proposals having been approved by (a) the requisite majority of the Shareholders in accordance with the Listing Rules; (b) the Stock Exchange; and (c) if applicable, the Securities and Futures Commission in accordance with the Hong Kong Code on Takeovers and Mergers;

(v) each of the CCW Proposal and the CEC Proposal (including the advance of loans by the Company to CCW and CEC respectively) having been approved by the requisite majority of the shareholders and directors of CCW and CEC respectively;

(vi) if required, (a) the Debt Restructuring Proposals having been approved by the liquidators of China Nonferrous Metals Group (Hong Kong) Limited being the parent company of the Company; and (b) the consent or approval of any other relevant overseas regulatory authority in relation to the Debt Restructuring Proposals;

(vii) the entry into of one or more agreements between the Minority Shareholders and the Company and/or its subsidiaries in relation to (a) the sale, transfer and/or waiver of any legal and beneficial interests and all other interests and rights which any of the Minority Shareholders has or may have in CCW and/or Wellstep and (b) the waiver and/or settlement of claims between CCW or CEC (as the case may be) and the Minority Shareholders; and, if the Company in its absolute discretion considers that a validation order by the Court is required for the entry into of any such agreements, the granting of such order as sought;

(viii) in the sole discretion of the Company, no material adverse change having occurred in the financial position or affairs or prospects of CCW or CEC (as the case may be) or any of their subsidiaries since 31 December 2002 and save as disclosed, no material loss or write down having been incurred by CCW or CEC (as the case may be) and /or any member companies of the CCW Group or CEC Group (as the case may be) and no contingent liability having arisen which might materially and adversely affect the CCW Group or CEC Group as a whole;

(ix) if required, the approval by all relevant regulatory authorities and by the relevant court of law of the Debt Restructuring Proposals and the transactions contemplated thereby including but not limited to any rulings, waivers or exemptions required by the Company having been granted; and

(x) the grant of all necessary approvals and consents by banks and financial institutions and other third parties pursuant to any contracts, arrangements, assignment or transfer of bank indebtedness to, or other commitments of any members of the Group (including the CCW Group and CEC Group) or any of its holding companies which are in the opinion of the Company required for the completion of the transactions contemplated.

The Creditors were requested to return the signed Proposal Letter on or before 12 May 2003 to indicate their acceptance and agreement of the terms and conditions of the Debt Restructuring Proposals. As at 12 May 2003, CEC received signed Proposal Letter from Approving Creditors holding more than 98% in value of the Relevant Indebtedness of CEC but CCW only received signed Proposal Letter from Approving Creditors holding approximately 94% in value of the Relevant Indebtedness of CCW.

SUBSEQUENT SEPARATE AGREEMENT AND FURTHER NEGOTIATIONS

The Board negotiated for a separate agreement with those unsecured creditors who did not assent to the CCW Proposal on or before 12 May 2003, to accept a debt restructuring of their indebtedness. A separate agreement on the same terms and conditions as set out in the CCW Proposal, in particular, a 30% recovery of the relevant indebtedness of the unsecured creditors only, was despatched to each of those unsecured creditors on 21 May 2003. This resulted in the entering into of separate agreements between CCW and some of those

es no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any



INGS LIMITED

ida with limited liability)

NFEM Holdings Limited

ATE FINANCE LIMITED

ICEMENT

terms and conditions of a debt restructuring proposal. As at 12 May 2003, the debt restructuring proposal in structuring proposal in respect of CCW did not receive approval from the requisite majority of its unsecured sal on or before 12 May 2003 for a separate agreement on the same terms and conditions as set out in CCW's minimum requirement of 98%. The Board will continue to negotiate with the remaining undecided unsecured approval can be achieved.

ect to other conditions. Should those conditions fail to become unconditional or if they are not waived by the standing approval from their respective unsecured creditors. Further announcement will be made as and when

e advised to exercise caution when dealing in the shares of the Company.

unsecured creditors and the increase from the 94% approval as set out above to 96.3%. The Board will continue to negotiate with the remaining undecided unsecured creditors of CCW (**"Undecided Creditors"**) in order that the requisite majority approval threshold could be secured by the entering into of other similar separate agreements on the same 30% recovery and other terms and conditions as set out in the CCW Proposal between such Undecided Creditors and CCW.

Negotiations between the related parties in relation to the condition mentioned in (3) (vii) above, namely the issues regarding the Minority Shareholders and the proposed acquisition of their interests in CCW and Wellstep, have been going on for some time and are still in progress. In order to allow more time to deal with those issues and to fulfill the above said conditions precedent, the winding-up petitions against CCW and CEC have been adjourned from 2 June 2003 (previous adjournment date) to 8 September 2003, which is after 31 August 2003, being the long-stop date for both the CCW Proposal and the CEC Proposal.

Neither CCW nor CEC is considered to be a major subsidiary of the Group. As at 31 December 2002, the unaudited net deficits of CCW and CEC were approximately HK$111,510,000 and HK$166,691,000 respectively. For the year ended 31 December 2002, neither CCW nor CEC reported any net profits. In view of the approximately HK$499,058,000 audited consolidated net assets of the Group as at 31 December 2002 and the diversified business activities of the Group, the Board is of the view that there should not be any material impact on the Group as a whole in the event the proposed restructurings of CCW and CEC could not be successfully completed.

Apart from the approval by the Creditors, both the CCW Proposal and the CEC Proposal are also subject to other conditions. Should those conditions fail to become unconditional or if they are not waived by the Board and the board of CCW and CEC respectively, the Debt Restructuring Proposals will still fail, notwithstanding approval from their respective Creditors. Further announcement will be made as and when appropriate.

As at the date of this announcement, the conditions precedent of the Debt Restructuring Proposals have not been fulfilled or waived, the Debt Restructuring Proposals may or may not proceed. In the meantime, Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

DEFINITIONS

"Approving Creditors"	the Creditors who have accepted and agreed to the terms and conditions of the Debt Restructuring Proposals by signing and returning the Proposal Letter on or before 12 May 2003
"Board"	the board of directors (including the independent non-executive directors) of the Company
"CCW"	Condo Curtain Wall Company Limited, an indirect 52%-owned subsidiary of the Company
"CCW Group"	CCW and its subsidiaries
"CCW Proposal"	the debt restructuring proposal the terms and conditions of which were stated in the letter from CCW to its Creditors dated 17 April 2003
"CEC"	Condo Engineering (China) Limited, an indirect 52%-owned subsidiary of the Company
"CEC Group"	CEC and its subsidiaries
"CEC Proposal"	the debt restructuring proposal the terms and conditions of which were stated in the letter from CEC to its Creditors dated 17 April 2003
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Court"	the High Court of the Hong Kong Special Administrative Region of the People's Republic of China
"Creditors"	all the unsecured creditors of CCW and CEC as listed out in Schedule 2 of the CCW Proposal and the CEC Proposal respectively
"Debt Restructuring Proposals"	the CCW Proposal and the CEC Proposal
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Minority Shareholders"	Mr. Cheung Sui Keung, Mr. Ng Tze Kwan and Mr. Yu Lap On, Stephen each a director of each of CCW and CEC holding 16% of the beneficial equity interest in each of CCW and Wellstep
"Relevant Indebtedness"	means the indebtedness owed to the Creditors which is subject to the Debt Restructuring Proposals
"Settlement Sum"	in relation to CCW, the funds or cash up to the maximum aggregate sum of approximately HK$20.9 million payable by CCW to the Approving Creditors pursuant to the terms of the CCW Proposal; in relation to CEC, the funds or cash up to the maximum aggregate sum of approximately HK$ 63.2 million payable by CEC to the Approving Creditors pursuant to the terms of the CEC Proposal
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wellstep"	Wellstep Management Limited, a company incorporated in the British Virgin Islands and the holding company of CEC

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 5 June 2003

SEC. FILE NO. 82-37

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, mak loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



ONFEM HOLD

(Incorporated in Berm

Financial adviser to O

CENTURION CORPOR

ANNOUN

Each of CCW and CEC has sent a letter to each of its unsecured creditors on 17 April 2003 containing the respect of CEC obtained the approval from the requisite majority of its unsecured creditors but the debt re creditors. Negotiations with those unsecured creditors who did not assent to the CCW's restructuring propo restructuring proposal resulted in an overall approval of 96.3% in value from the unsecured creditors vs. the creditors to accept the same terms and conditions as set out in CCW's restructuring proposal so that such 98

Apart from the approval by unsecured creditors, both CCW and CEC's restructuring proposals are also subj Board and the board of CCW and CEC respectively, both debt restructuring proposals will still fail, notwith appropriate.

Since the debt restructuring proposals may or may not proceed, shareholders and potential investors ar

Further to the announcement dated 14 February 2003 in relation to the winding-up petitions presented by certain unsecured trade creditors against CCW and CEC, the Company has been in negotiation with the Creditors for settlement of the Relevant Indebtedness as well as any and all other claims that the Creditors have or may have against each of CCW and CEC.

On 17 April 2003, each of CCW and CEC has sent to each of their respective Creditors a letter ("**Proposal Letter**") setting out the terms and conditions of the Debt Restructuring Proposals. The CCW Proposal and the CEC Proposal are inter-conditional and on essentially the same terms and conditions as stated below.

DEBT RESTRUCTURING PROPOSALS

Under the Debt Restructuring Proposals:

(1) the Company shall make available to each of CCW and CEC advances (upon such terms and conditions as the Company considers appropriate) up to the aggregate of the Settlement Sum and full settlement amount for the claims of the employees of each of CCW and CEC not later than 30 days after completion of the Debt Restructuring Proposals;

(2) each of the Approving Creditors will receive an amount equivalent to approximately 30% (under the CCW Proposal) or 80% (under the CEC Proposal) of the part of the Relevant Indebtedness that relates to the respective Approving Creditor's claim in full and final settlement of all his/her/its part of the Relevant Indebtedness and any and all other claims he/she/it has or may have against CCW and CEC respectively;

(3) completion of the CCW Proposal and the CEC Proposal are inter-conditional and are subject to the fulfillment of the following conditions precedent on or before 31 August 2003 (or such later date as may be agreed in writing between the Company, CCW or CEC (as the case may be) and the Approving Creditors) unless being waived by the Company and CCW or CEC (as the case may be) jointly:

(i) each of the CCW Proposal and the CEC Proposal having been agreed and accepted by Creditors holding not less than 98% in value of the Relevant Indebtedness in respect of each of CCW and CEC;

(ii) each of the relevant Creditors who has presented a winding-up petition against CCW or CEC (as the case may be) to apply to the Court to have the winding-up petition dismissed with no order as to costs save for those incurred by the Official Receiver which shall be deducted from the relevant petitioner's deposit;

(iii) the Court granting the respective order(s) dismissing all the winding-up petitions presented by and legal proceedings instituted by the relevant Creditors against member companies of the CCW Group and the CEC Group;

(iv) if applicable, the various agreements and transactions contemplated by the Debt Restructuring Proposals having been approved by (a) the requisite majority of the Shareholders in accordance with the Listing Rules; (b) the Stock Exchange; and (c) if applicable, the Securities and Futures Commission in accordance with the Hong Kong Code on Takeovers and Mergers;

(v) each of the CCW Proposal and the CEC Proposal (including the advance of loans by the Company to CCW and CEC respectively) having been approved by the requisite majority of the shareholders and directors of CCW and CEC respectively;

(vi) if required, (a) the Debt Restructuring Proposals having been approved by the liquidators of China Nonferrous Metals Group (Hong Kong) Limited being the parent company of the Company; and (b) the consent or approval of any other relevant overseas regulatory authority in relation to the Debt Restructuring Proposals;

(vii) the entry into of one or more agreements between the Minority Shareholders and the Company and/or its subsidiaries in relation to (a) the sale, transfer and/or waiver of any legal and beneficial interests and all other interests and rights which any of the Minority Shareholders has or may have in CCW and/or Wellstep and (b) the waiver and/or settlement of claims between CCW or CEC (as the case may be) and the Minority Shareholders; and, if the Company in its absolute discretion considers that a validation order by the Court is required for the entry into of any such agreements, the granting of such order as sought;

(viii) in the sole discretion of the Company, no material adverse change having occurred in the financial position or affairs or prospects of CCW or CEC (as the case may be) or any of their subsidiaries since 31 December 2002 and save as disclosed, no material loss or write down having been incurred by CCW or CEC (as the case may be) and /or any member companies of the CCW Group or CEC Group (as the case may be) and no contingent liability having arisen which might materially and adversely affect the CCW Group or CEC Group as a whole;

(ix) if required, the approval by all relevant regulatory authorities and by the relevant court of law of the Debt Restructuring Proposals and the transactions contemplated thereby including but not limited to any rulings, waivers or exemptions required by the Company having been granted; and

(x) the grant of all necessary approvals and consents by banks and financial institutions and other third parties pursuant to any contracts, arrangements, assignment or transfer of bank indebtedness to, or other commitments of any members of the Group (including the CCW Group and CEC Group) or any of its holding companies which are in the opinion of the Company required for the completion of the transactions contemplated.

The Creditors were requested to return the signed Proposal Letter on or before 12 May 2003 to indicate their acceptance and agreement of the terms and conditions of the Debt Restructuring Proposals. As at 12 May 2003, CEC received signed Proposal Letter from Approving Creditors holding more than 98% in value of the Relevant Indebtedness of CEC but CCW only received signed Proposal Letter from Approving Creditors holding approximately 94% in value of the Relevant Indebtedness of CCW.

SUBSEQUENT SEPARATE AGREEMENT AND FURTHER NEGOTIATIONS

The Board negotiated for a separate agreement with those unsecured creditors who did not assent to the CCW Proposal on or before 12 May 2003, to accept a debt restructuring of their indebtedness. A separate agreement on the same terms and conditions as set out in the CCW Proposal, in particular, a 30% recovery of the relevant indebtedness of the unsecured creditors only, was despatched to each of those unsecured creditors on 21 May 2003. This resulted in the entering into of separate agreements between CCW and some of those

ɛs no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any



INGS LIMITED

ıda with limited liability)

NFEM Holdings Limited

ATE FINANCE LIMITED

ICEMENT

terms and conditions of a debt restructuring proposal. As at 12 May 2003, the debt restructuring proposal in
structuring proposal in respect of CCW did not receive approval from the requisite majority of its unsecured
ıal on or before 12 May 2003 for a separate agreement on the same terms and conditions as set out in CCW's
minimum requirement of 98%. The Board will continue to negotiate with the remaining undecided unsecured
approval can be achieved.

ect to other conditions. Should those conditions fail to become unconditional or if they are not waived by the
standing approval from their respective unsecured creditors. Further announcement will be made as and when

e advised to exercise caution when dealing in the shares of the Company.

unsecured creditors and the increase from the 94% approval as set out above to 96.3%. The Board will continue to negotiate with the remaining undecided unsecured creditors of CCW (**"Undecided Creditors"**) in order that the requisite majority approval threshold could be secured by the entering into of other similar separate agreements on the same 30% recovery and other terms and conditions as set out in the CCW Proposal between such Undecided Creditors and CCW.

Negotiations between the related parties in relation to the condition mentioned in (3) (vii) above, namely the issues regarding the Minority Shareholders and the proposed acquisition of their interests in CCW and Wellstep, have been going on for some time and are still in progress. In order to allow more time to deal with those issues and to fulfill the above said conditions precedent, the winding-up petitions against CCW and CEC have been adjourned from 2 June 2003 (previous adjournment date) to 8 September 2003, which is after 31 August 2003, being the long-stop date for both the CCW Proposal and the CEC Proposal.

Neither CCW nor CEC is considered to be a major subsidiary of the Group. As at 31 December 2002, the unaudited net deficits of CCW and CEC were approximately HK$111,510,000 and HK$166,691,000 respectively. For the year ended 31 December 2002, neither CCW nor CEC reported any net profits. In view of the approximately HK$499,058,000 audited consolidated net assets of the Group as at 31 December 2002 and the diversified business activities of the Group, the Board is of the view that there should not be any material impact on the Group as a whole in the event the proposed restructurings of CCW and CEC could not be successfully completed.

Apart from the approval by the Creditors, both the CCW Proposal and the CEC Proposal are also subject to other conditions. Should those conditions fail to become unconditional or if they are not waived by the Board and the board of CCW and CEC respectively, the Debt Restructuring Proposals will still fail, notwithstanding approval from their respective Creditors. Further announcement will be made as and when appropriate.

As at the date of this announcement, the conditions precedent of the Debt Restructuring Proposals have not been fulfilled or waived, the Debt Restructuring Proposals may or may not proceed. In the meantime, Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

DEFINITIONS

"Approving Creditors"	the Creditors who have accepted and agreed to the terms and conditions of the Debt Restructuring Proposals by signing and returning the Proposal Letter on or before 12 May 2003
"Board"	the board of directors (including the independent non-executive directors) of the Company
"CCW"	Condo Curtain Wall Company Limited, an indirect 52%-owned subsidiary of the Company
"CCW Group"	CCW and its subsidiaries
"CCW Proposal"	the debt restructuring proposal the terms and conditions of which were stated in the letter from CCW to its Creditors dated 17 April 2003
"CEC"	Condo Engineering (China) Limited, an indirect 52%-owned subsidiary of the Company
"CEC Group"	CEC and its subsidiaries
"CEC Proposal"	the debt restructuring proposal the terms and conditions of which were stated in the letter from CEC to its Creditors dated 17 April 2003
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Court"	the High Court of the Hong Kong Special Administrative Region of the People's Republic of China
"Creditors"	all the unsecured creditors of CCW and CEC as listed out in Schedule 2 of the CCW Proposal and the CEC Proposal respectively
"Debt Restructuring Proposals"	the CCW Proposal and the CEC Proposal
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Minority Shareholders"	Mr. Cheung Sui Keung, Mr. Ng Tze Kwan and Mr. Yu Lap On, Stephen each a director of each of CCW and CEC holding 16% of the beneficial equity interest in each of CCW and Wellstep
"Relevant Indebtedness"	means the indebtedness owed to the Creditors which is subject to the Debt Restructuring Proposals
"Settlement Sum"	in relation to CCW, the funds or cash up to the maximum aggregate sum of approximately HK$20.9 million payable by CCW to the Approving Creditors pursuant to the terms of the CCW Proposal; in relation to CEC, the funds or cash up to the maximum aggregate sum of approximately HK$ 63.2 million payable by CEC to the Approving Creditors pursuant to the terms of the CEC Proposal
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wellstep"	Wellstep Management Limited, a company incorporated in the British Virgin Islands and the holding company of CEC

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 5 June 2003

SEC. FILE No. 82-3735



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

公佈

於二零零三年四月十七日，瑞和工程及瑞和中國曾分別向其無抵押債權人寄予一封列載債務重組建議條款及條件之信函。截至二零零三年五月十二日，有關瑞和中國之債務重組建議取得所需大多數之無抵押債權人批准，而有關瑞和工程之債務重組建議，並未能獲得所需大多數無抵押債權人批准。與該等於二零零三年五月十二日或之前尚未同意接受瑞和工程重組建議之瑞和工程無抵押債權人磋商以尋求達成條款及條件與瑞和工程重組建議相同之獨立協議之成果是取得整體96.3%(按價值計算)之無抵押債權人批准，而最低要求是98%。董事會將會繼續與其餘尚未作出決定之無抵押債權人洽談使其同意接受與列載於瑞和工程重組計劃相同之條款及條件，以達到98%之批准。

除獲得無抵押債權人批准外，瑞和工程與瑞和中國之重組建議均需符合其他條件。儘管獲得各自之無抵押債權人批准，倘若該等條件未能成為無條件或未有分別獲董事會與瑞和工程及瑞和中國之董事會同意豁免，兩項債務重組建議仍會不能進行。本公司會在適當之時候再作出公佈。

鑒於債務重組建議可能會或不會進行，各股東及潛在投資者於買賣本公司股份時務請謹慎行事。

繼日期為二零零三年二月十四日有關若干無抵押貿易債權人提出對瑞和工程與瑞和中國清盤呈請之公佈，本公司已與債權人洽談有關結清有關債項及其他債權人已經或可能會對瑞和工程或瑞和中國提出之任何及所有其他索償。

於二零零三年四月十七日，瑞和工程及瑞和中國曾分別向其債權人寄予一封列載該等債務重組建議條款及條件之信函(「**建議信函**」)。瑞和工程之建議與瑞和中國之建議是互相限制的，而其條款及條件大致相同並列載於下文。

該等債務重組建議

根據該等債務重組建議：

(1) 本公司將會於該等債務重組建議完成後30日分別向瑞和工程及瑞和中國(根據本公司認為適當之條款及條件)提供以清償款項及瑞和工程和瑞和中國需各自向其僱員全數支付之索償金額之總和為限之墊款；

(2) 每位同意債權人將會收到相等於約30%(根據瑞和工程之建議)或80%(根據瑞和中國之建議)有關債項之部份金額，作為全數及最後結清每位同意債權人其於有關債項所佔相關部份及其各自向瑞和工程和瑞和中國提出之任何及所有其他之索償；

(3) 瑞和工程之建議及瑞和中國之建議之完成是互相限制的，及需待下列先決條件(除非本公司、瑞和工程或瑞和中國(視乎情況而定)共同同意豁免)於二零零三年八月三十一日或之前(或由本公司、瑞和工程或瑞和中國(視乎情況而定)及同意債權人書面同意之較後日期)達成後方告完成：

   (i) 瑞和工程之建議及瑞和中國之建議各自獲持有不少於瑞和工程及瑞和中國有關債項價值98%之債權人同意及接納；

獨立協議，及使批准百分比由上述之94%增加至96.3%。董事會將會繼續與其餘尚未作出決定之無抵押債權人(「**尚未決定債權人**」)洽談使其與瑞和工程簽訂其他相近之獨立協議，同意接受相同之30%收回率及列載於瑞和工程之建議之其他相同條款及條件，以取得所需大多數之批准。

與有關人士洽談有關上述第(3)(vii)分段所述之條件，即有關少數股東及計劃收購其於瑞和工程和Wellstep之權益等事宜已進行及仍在進行中。為求有更多時間妥善處理該等事宜及達成上述之先決條件，瑞和工程和瑞和中國清盤呈請已由二零零三年六月二日(先前之延期)延至二零零三年九月八日(二零零三年八月三十一日以後之日期，其為瑞和工程之建議和瑞和中國之建議之長期停止日)。

瑞和工程及瑞和中國均不是本集團之主要附屬公司。於二零零二年十二月三十一日，瑞和工程及瑞和中國之未經審核之赤字淨值分別約為港幣111,510,000元及港幣166,691,000元。於截至二零零二年十二月三十一日止之年度，瑞和工程及瑞和中國均沒有錄得任何純利。基於本集團於二零零二年十二月三十一日經審核綜合資產淨值約為港幣499,058,000元及其多元化之業務，董事會認為，倘若瑞和工程及瑞和中國重組建議未能成功完成，亦不會對本集團整體構成重大影響。

除獲得債權人批准外，瑞和工程之建議與瑞和中國之建議均需符合其他條件。儘管獲得各自之債權人批准，倘若該等條件未能成為無條件或未有分別獲董事會與瑞和工程及瑞和中國之董事會同意豁免，該等債務重組建議仍會不能進行。本公司會在適當之時候再作出公佈。

截至本公佈之日期，該等債務重組建議之先決條件仍未達成或獲得豁免，該等債務重組建議可能會或不會進行。與此同時，各股東及潛在投資者於買賣本公司股份時務請審慎行事。

釋義

(ii) 已對瑞和工程或瑞和中國(視乎情況而定)提出清盤呈請之相關債權人向法院申請撤銷有關清盤呈請以及有關訟費之命令，惟破產管理署署長所錄得之費用則自破產管理署署長所保管之呈請人按金中扣除；

(iii) 法院頒令撤銷由有關債權人對瑞和工程集團及瑞和中國集團之成員公司所提出之清盤呈請及所提出之法律程序；

(iv) 如適用，根據該等債務重組建議擬進行之多項協議及交易經已獲得(a)根據上市規則之所需大多數股東；(b)聯交所；及(c)如適用，證券及期貨事務監察委員會根據香港公司收購及合併守則批准；

(v) 瑞和工程之建議及瑞和中國之建議(包括本公司分別向瑞和工程及瑞和中國提供之墊款)已分別獲瑞和工程及瑞和中國之所需大多數之股東及董事批准；

(vi) 如需要，(a) 取得本公司之母公司中國有色金屬(香港)集團有限公司之清盤人批准該等債務重組建議；及(b)有關該等債務重組建議之任何其他有關海外監管當局之同意或批准；

(vii) 由少數股東與本公司及／或其任何附屬公司訂立一份或多份協議，就(a)任何少數股東於瑞和工程及／或Wellstep已有或可能有之任何法律及實益權益以及所有其他權益及權利之出售、轉讓及／或豁免；及(b)瑞和工程或瑞和中國(視乎情況而定)與少數股東之間任何索償之豁免及／或結清；及倘本公司全權酌情認為訂立任何上述協議需獲法院頒發甄審令，則須徵求頒發甄審令；

(viii) 按本公司全權酌情認為，瑞和工程或瑞和中國(視乎情況而定)或其任何附屬公司自二零零二年十二月三十一日以來之財政狀況或事務或前景並無任何重大不利變動；及除上述披露者外，瑞和工程或瑞和中國(視乎情況而定)及／或瑞和工程集團或瑞和中國集團(視乎情況而定)之任何成員公司亦無錄得任何重大虧損或撇減，亦無出現可能重大及不利影響瑞和工程集團或瑞和中國集團整體而言之或然負債；

(ix) 如需要，取得所有有關監管當局及有關法院就該等債務重組建議及據此擬進行之交易所給予之批准，包括但不限於本公司所需並獲有關當局及法院批授之任何裁定條例，豁免或免除；及

(x) 銀行及財務機構以及其他第三方根據任何合同、安排、轉讓或轉移銀行債項予本集團(包括瑞和工程集團及瑞和中國集團)或其任何成員或其任何控股公司及所作之承擔而所需之一切批准及同意，有關批准及同意乃本公司認為完成據此擬進行之交易所需者。

債權人需於二零零三年五月十二日或之前交回已簽署之建議信函表明接受及同意該等債務重組建議之條款及條件。截至二零零三年五月十二日，瑞和中國已收到持有多於瑞和中國有關債項價值98%之同意債權人已簽署之建議信函，而瑞和工程只收到持有瑞和工程有關債項價值約94%之同意債權人已簽署之建議信函。

隨後之獨立協議及進一步洽談

董事會與該等於二零零三年五月十二日或之前尚未同意接受瑞和工程之建議之無抵押債權人磋商使其同意接受重組其債項。一份條款及條件與瑞和工程之建議相同(尤其是可收回相關債項之30%)之獨立協議已於二零零三年五月二十一日寄予該等無抵押債權人。結果是瑞和工程與若干該等無抵押債權人達成

「同意債權人」	指	透過於二零零三年五月十二日或之前簽署並交回建議信函表示接納及同意該等重組建議之條款及條件之債權人
「董事會」	指	本公司董事會(包括獨立非執行董事)
「瑞和工程」	指	瑞和工程有限公司，本公司擁有百分之五十二權益之間接附屬公司
「瑞和工程集團」	指	瑞和工程及其附屬公司
「瑞和工程之建議」	指	債務重組建議，其條款及條件列載於日期為二零零三年四月十七日由瑞和工程發給其債權人之信函
「瑞和中國」	指	瑞和工程(中國)有限公司，本公司擁有百分之五十二權益之間接附屬公司
「瑞和中國集團」	指	瑞和中國及其附屬公司
「瑞和中國之建議」	指	債務重組建議，其條款及條件列載於日期為二零零三年四月十七日由瑞和中國發給其債權人之信函
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「法院」	指	中華人民共和國香港特別行政區高等法院
「債權人」	指	分別名列瑞和工程之建議及瑞和中國之建議附表2之所有無抵押債權人
「該等債務重組建議」	指	瑞和工程之建議及瑞和中國之建議
「上市規則」	指	聯交所證券上市規則
「少數股東」	指	張瑞強先生、吳梓君先生及余立安先生，其均為瑞和工程及瑞和中國之董事，及分別持有瑞和工程及Wellstep16%實益權益
「有關債項」	指	欠付債權人之債項，其受限於該等債務重組建議
「清償款項」	指	就瑞和工程而言，瑞和工程根據瑞和工程之建議之條款應向同意債權人支付總額約港幣20,900,000元之資金或現金；就瑞和中國而言，瑞和中國根據瑞和中國之建議之條款應向同意債權人支付總額約港幣63,200,000元之資金或現金
「股東」	指	本公司之股東
「聯交所」	指	香港聯合交易所有限公司
「Wellstep」	指	Wellstep Management Limited，一間於英屬處女群島註冊成立之公司及瑞和中國之控股公司

承董事會命
董事總經理
王幸東

香港，二零零三年六月五日

* *僅供識別*

SEC FILE NO. 82-37



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

公 佈

於二零零三年四月十七日，瑞和工程及瑞和中國曾分別向其無抵押債權人寄予一封列載債務重組建議條款及條件之信函。截至二零零三年五月十二日，有關瑞和中國之債務重組建議取得所需大多數之無抵押債權人批准，而有關瑞和工程之債務重組建議，並未能獲得所需大多數無抵押債權人批准。與該等於二零零三年五月十二日或之前尚未同意接受瑞和工程重組建議之瑞和工程無抵押債權人磋商以尋求達成條款及條件與瑞和工程重組建議相同之獨立協議之成果是取得整體96.3%(按價值計算)之無抵押債權人批准，而最低要求是98%。董事會將會繼續與其餘尚未作出決定之無抵押債權人洽談使其同意接受與列載於瑞和工程重組計劃相同之條款及條件，以達到98%之批准。

除獲得無抵押債權人批准外，瑞和工程與瑞和中國之重組建議均需符合其他條件。儘管獲得各自之無抵押債權人批准，倘若該等條件未能成為無條件或未有分別獲董事會與瑞和工程及瑞和中國之董事會同意豁免，兩項債務重組建議仍會不能進行。本公司會在適當之時候再作出公佈。

鑒於債務重組建議可能會或不會進行，各股東及潛在投資者於買賣本公司股份時務請謹慎行事。

繼日期為二零零三年二月十四日有關若干無抵押貿易債權人提出對瑞和工程與瑞和中國清盤呈請之公佈，本公司已與債權人洽談有關結清有關債項及其他債權人已經或可能會對瑞和工程或瑞和中國提出之任何及所有其他索償。

於二零零三年四月十七日，瑞和工程及瑞和中國曾分別向其債權人寄予一封列載該等債務重組建議條款及條件之信函(「**建議信函**」)。瑞和工程之建議與瑞和中國之建議是互相限制的，而其條款及條件大致相同並列載於下文。

該等債務重組建議

根據該等債務重組建議：

(1) 本公司將會於該等債務重組建議完成後30日分別向瑞和工程及瑞和中國(根據本公司認為適當之條款及條件)提供以清償款項及瑞和工程和瑞和中國需各自向其僱員全數支付之索償金額之總和為限之墊款；

(2) 每位同意債權人將會收到相等於約30%(根據瑞和工程之建議)或80%(根據瑞和中國之建議)有關債項之部份金額，作為全數及最後結清每位同意債權人其於有關債項所佔相關部份及其各自向瑞和工程和瑞和中國提出之任何及所有其他之索償；

(3) 瑞和工程之建議及瑞和中國之建議之完成是互相限制的，及需待下列先決條件(除非本公司、瑞和工程或瑞和中國(視乎情況而定)共同同意豁免)於二零零三年八月三十一日或之前(或由本公司、瑞和工程或瑞和中國(視乎情況而定)及同意債權人書面同意之較後日期)達成後方告完成：

    (i) 瑞和工程之建議及瑞和中國之建議各自獲持有不少於瑞和工程及瑞和中國有關債項價值98%之債權人同意及接納；

獨立協議，及使批准百分比由上述之94%增加至96.3%。董事會將會繼續與其餘尚未作出決定之無抵押債權人(「**尚未決定債權人**」)洽談使其與瑞和工程簽訂其他相近之獨立協議，同意接受相同之30%收回率及列載於瑞和工程之建議之其他相同條款及條件，以取得所需大多數之批准。

與有關人士洽談有關上述第(3)(vii)分段所述之條件，即有關少數股東及計劃收購其於瑞和工程和Wellstep之權益等事宜已進行及仍在進行中。為求有更多時間妥善處理該等事宜及達成上述之先決條件，瑞和工程和瑞和中國清盤呈請已由二零零三年六月二日(先前之延期)延至二零零三年九月八日(二零零三年八月三十一日以後之日期，其為瑞和工程之建議和瑞和中國之建議之長期停止日)。

瑞和工程及瑞和中國均不是本集團之主要附屬公司。於二零零二年十二月三十一日，瑞和工程及瑞和中國之未經審核之赤字淨值分別約為港幣111,510,000元及港幣166,691,000元。於截至二零零二年十二月三十一日止之年度，瑞和工程及瑞和中國均沒有錄得任何純利。基於本集團於二零零二年十二月三十一日經審核綜合資產淨值約為港幣499,058,000元及其多元化之業務，董事會認為，倘若瑞和工程及瑞和中國重組建議未能成功完成，亦不會對本集團整體構成重大影響。

除獲得債權人批准外，瑞和工程之建議與瑞和中國之建議均需符合其他條件。儘管獲得各自之債權人批准，倘若該等條件未能成為無條件或未有分別獲董事會與瑞和工程及瑞和中國之董事會同意豁免，該等債務重組建議仍會不能進行。本公司會在適當之時候再作出公佈。

截至本公佈之日期，該等債務重組建議之先決條件仍未達成或獲得豁免，該等債務重組建議可能會或不會進行。與此同時，各股東及潛在投資者於買賣本公司股份時務請審慎行事。

釋義

(ii) 已對瑞和工程或瑞和中國(視乎情況而定)提出清盤呈請之相關債權人向法院申請撤銷有關清盤呈請以及有關訟費之命令，惟破產管理署署長所錄得之費用則自破產管理署署長所保管之呈請人按金中扣除；

(iii) 法院頒令撤銷由有關債權人對瑞和工程集團及瑞和中國集團之成員公司所提出之清盤呈請及所提出之法律程序；

(iv) 如適用，根據該等債務重組建議擬進行之多項協議及交易經已獲得(a)根據上市規則之所需大多數股東；(b)聯交所；及(c)如適用，證券及期貨事務監察委員會根據香港公司收購及合併守則批准；

(v) 瑞和工程之建議及瑞和中國之建議(包括本公司分別向瑞和工程及瑞和中國提供之墊款)已分別獲瑞和工程及瑞和中國之所需大多數之股東及董事批准；

(vi) 如需要，(a)取得本公司之母公司中國有色金屬(香港)集團有限公司之清盤人批准該等債務重組建議；及(b)有關該等債務重組建議之任何其他有關海外監管當局之同意或批准；

(vii) 由少數股東與本公司及／或其任何附屬公司訂立一份或多份協議，就(a)任何少數股東於瑞和工程及／或Wellstep已有或可能有之任何法律及實益權益以及所有其他權益及權利之出售、轉讓及／或豁免；及(b)瑞和工程或瑞和中國(視乎情況而定)與少數股東之間任何索償之豁免及／或結清；及倘本公司全權酌情認為訂立任何上述協議需獲法院頒發甄審令，則須徵求頒發甄審令；

(viii)按本公司全權酌情認為，瑞和工程或瑞和中國(視乎情況而定)或其任何附屬公司自二零零二年十二月三十一日以來之財政狀況或事務或前景並無任何重大不利變動；及除上述披露者外，瑞和工程或瑞和中國(視乎情況而定)及／或瑞和工程集團或瑞和中國集團(視乎情況而定)之任何成員公司亦無錄得任何重大虧損或撤減，亦無出現可能重大及不利影響瑞和工程集團或瑞和中國集團整體而言之或然負債；

(ix) 如需要，取得所有有關監管當局及有關法院就該等債務重組建議及據此擬進行之交易所給予之批准，包括但不限於本公司所需並獲有關當局及法院批授之任何裁定條例，豁免或免除；及

(x) 銀行及財務機構以及其他第三方根據任何合同、安排、轉讓或轉移銀行債項予本集團(包括瑞和工程集團及瑞和中國集團)或其任何成員或其任何控股公司及所作之承擔而所需之一切批准及同意，有關批准及同意乃本公司認為完成據此擬進行之交易所需者。

債權人需於二零零三年五月十二日或之前交回已簽署之建議信函表明接受及同意該等債務重組建議之條款及條件。截至二零零三年五月十二日，瑞和中國已收到持有多於瑞和中國有關債項價值98%之同意債權人已簽署之建議信函，而瑞和工程只收到持有瑞和工程有關債項價值約94%之同意債權人已簽署之建議信函。

隨後之獨立協議及進一步洽談

董事會與該等於二零零三年五月十二日或之前尚未同意接受瑞和工程之建議之無抵押債權人磋商使其同意接受重組其債項。一份條款及條件與瑞和工程之建議相同(尤其是可收回相關債項之30%)之獨立協議已於二零零三年五月二十一日寄予該等無抵押債權人。結果是瑞和工程與若干該等無抵押債權人達成

「同意債權人」	指	透過於二零零三年五月十二日或之前簽署並交回建議信函表示接納及同意該等重組建議之條款及條件之債權人
「董事會」	指	本公司董事會(包括獨立非執行董事)
「瑞和工程」	指	瑞和工程有限公司，本公司擁有百分之五十二權益之間接附屬公司
「瑞和工程集團」	指	瑞和工程及其附屬公司
「瑞和工程之建議」	指	債務重組建議，其條款及條件列載於日期為二零零三年四月十七日由瑞和工程發給其債權人之信函
「瑞和中國」	指	瑞和工程(中國)有限公司，本公司擁有百分之五十二權益之間接附屬公司
「瑞和中國集團」	指	瑞和中國及其附屬公司
「瑞和中國之建議」	指	債務重組建議，其條款及條件列載於日期為二零零三年四月十七日由瑞和中國發給其債權人之信函
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「法院」	指	中華人民共和國香港特別行政區高等法院
「債權人」	指	分別名列瑞和工程之建議及瑞和中國之建議附表2之所有無抵押債權人
「該等債務重組建議」	指	瑞和工程之建議及瑞和中國之建議
「上市規則」	指	聯交所證券上市規則
「少數股東」	指	張瑞強先生、吳梓君先生及余立安先生，其均為瑞和工程及瑞和中國之董事；及分別持有瑞和工程及Wellstep16%實益權益
「有關債項」	指	欠付債權人之債項，其受限於該等債務重組建議
「清償款項」	指	就瑞和工程而言，瑞和工程根據瑞和工程之建議之條款應向同意債權人支付總額約港幣20,900,000元之資金或現金；就瑞和中國而言，瑞和中國根據瑞和中國之建議之條款應向同意債權人支付總額約港幣63,200,000元之資金或現金
「股東」	指	本公司之股東
「聯交所」	指	香港聯合交易所有限公司
「Wellstep」	指	Wellstep Management Limited，一間於英屬處女群島註冊成立之公司及瑞和中國之控股公司

承董事會命
董事總經理
王宰東

香港，二零零三年六月五日

* *僅供識別*